UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer

Results

1Q26

São Paulo, May 14, 2026 - COSAN SA (B3: CSAN3; NYSE: CSAN) today announces its results for the first quarter of 2026 (1Q26), in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons made in this report consider the comparison between 1Q26 and 1Q25, except where otherwise indicated.

Key Indicators

BRL mn	1Q26	1Q25	Change	4Q25	Change
Cosan Corporate[1]					
Net result[2]	(1,583)	(1,788)	-11%	(5,803)	-73%
Expanded Net debt[3]	11,471	17,478	-34%	9,760	18%
Dividends and IoE received[4]	36	1,467	-98%	479	-93%
LTM interest coverage ratio net	0.4x	1.2x	-0.8x	0.9x	-0.5x
Cosan Portfolio					
Adjusted EBITDA[5 and 6]					
Rumo	1,745	1,635	7%	1,793	-3%
Compass	1,329	1,297	2%	1,115	19%
Moove	236	232	1%	292	-19%
Radar	103	141	-27%	1,404	-93%

Notes: (1) Composition of Cosan Corporate as detailed on page 17; (2) Considers Raizen's results in the comparative periods; (3) Considers the preferred stock structure of Cosan Dez, more information in item B.1 Debt; (4) Considers the value before transfer to preferred shareholders, net of taxes and other shareholders received in Cosan Corporate, including the effect of capital reduction in 2025; (5) Considers 100% of the individual business results; (6) Adjusted EBITDA excludes one-off effects, detailed on page 19 of this report.

In the first quarter of 2026, Cosan reported a net loss of R$1.6 billion, representing an improvement of R$0.2 billion compared to the same period of the previous year. The result reflects the impact of R$1.0 billion related to the early prepayments of the 2029, 2030 and 2031 bonds, recorded in the financial result and deferred income tax (non-cash) lines. These effects were more than offset by the improvement in the performance of investees, as reflected in the equity income line (see item A.1 – Equity Pickup (MEP)).

Cosan Corporate ended the period with expanded net debt of R$11.5 billion, an increase of 18% compared to the previous quarter, reflecting the absence of significant dividend inflows during the period, as well as one-off payments related to the anticipated prepayments of debt and derivatives executed at the beginning of the year. Compared to 1Q25, expanded net debt decreased by 34%, reflecting the proceeds from Cosan's capitalization in the last quarter of 2025.

The Debt Service Coverage Ratio (DSCR) stood at 0.4x for the quarter, a decrease of 0.5x compared to 4Q25, mainly driven by lower dividend inflows over the last twelve months, as the effect of Compass's capital reduction, which had previously contributed positively to the indicator, and is no longer included in the last twelve-month period as of 1Q26.

[1] As of March 31, 2026, the Company ceased to recognize the effects of Raizen in its financial statements and in this release due to: (i) the book value of the investment was reduced to zero as a result of impairments recorded at the end of 2025; (ii) the equity method pickup is no longer recognized; and (iii) Raizen will no longer prospectively impact the Company's shareholders' equity.
[2] Starting in 4Q25, Cosan Dez preferred shares (PNs) began to be accounted for as debt following the renegotiation carried out in Dec/25. That said, for comparison purposes, excluding this instrument, net debt would have decreased by 57% vs. 1Q25.
[3] Transaction executed on February 27, 2025.

Index

A. Cosan Corporate Results

The results of Cosan Corporate, presented under an accounting basis, unless otherwise indicated, comprise: (i) equity income from direct and indirect ownership interests in subsidiaries and joint ventures – see the chart on page 17; (ii) general and administrative expenses of Cosan's corporate structure and other operating income and expenses, mainly related to contingencies; (iii) financial results, which reflect the net cost of the Company's capital structure; and (iv) taxes applicable to these transactions.

A.1 Equity Pickup (MEP)

BRL mn	1Q26	1Q25	Change	4Q25	Change
Rumo	28	(30)	59	63	(35)
Compass (Cosan Dez)[1]	304	346	(42)	187	117
Moove	59	21	38	58	1
Radar[2]	28	33	(5)	397	(369)
Raízen[3]	0	(1,137)	1,137	(7,887)	7,887
Equity pickup Cosan Corporate	420	(766)	1,186	(7,182)	7,602

Notes: (1) As of March 31, 2026, the subsidiary Cosan Dez holds an 88% stake in Compass and is consolidated within Corporate, with the effects attributable to preferred shareholders reflected in the line item "non-controlling interests"; (2) Results comprise the Company's interests in Radar, Tellus and Janus, of 50%, 20% and 20%, respectively; (3) The investment in Raízen S.A. was reduced to zero as of December 31, 2025 and, as a result, will no longer be reflected in Cosan via equity pickup method (MEP) until it's shareholders' equity becomes positive again. For this reason, no value has been attributed to it in the table above.

Equity income from Cosan Corporate totaled R$0.4 billion in 1Q26, representing a positive variation of R$1.2 billion compared to the same period of 2025. The result is explained by: (i) the absence of contribution from Raízen, as the book value of the investment was reduced to zero and therefore no longer impacts the equity pickup line; (ii) the positive contribution from Rumo, driven by higher transported volumes, particularly soybeans in the Northern operation, as well as lower impairment recognition in 1Q26 compared to 1Q25; and (iii) stronger performance from Moove, supported by higher volumes in Latin America and improved margins in North America, partially offset by the lower contribution from Compass, due to reduced LNG cargo optimization at Edge.

A.2 G&A and Other

BRL mn	1Q26	1Q25	Change	4Q25	Change
Selling expenses	(46)	(59)	13	(88)	42
Other net operating income (expenses)[1]	(35)	174	(209)	(270)	234
Depreciation and amortization	5	5	1	9	(3)

Notes: (1) Starting in 4Q23, it began to include the results of pre-operational business and projects from other investments by Cosan, and the intermediate holding companies: Cosan Nove and Cosan Dez

General and administrative expenses at Cosan Corporate totaled R$ 46 million in 1Q26, a decrease of R$13.0 million compared to 1Q25, mainly explained by savings resulting from the restructuring initiatives implemented at the end of 2025.

Regarding other operating income (expenses), the Company recorded an expense of R$35 million in the first quarter, mainly attributable to tax contingencies under Cosan's responsibility. Compared to 1Q25, the negative variation of R$ 209 million is explained by the sale of the Vale stake at a value above the impairment recognized in 4Q24, resulting in a partial reversal of such impairment, reflected in this line.

A.3 Financial Result

BRL mn	1Q26	1Q25	Change	4Q25	Change
Gross debt cost	(1,151)	(793)	(359)	(911)	(241)
Perpetual notes	(143)	11	(154)	(136)	(7)
Other debts (Cosan S.A. and Offshores)	(865)	(804)	(61)	(772)	(93)
Preferred shares Cosan Dez	(143)	—	(143)	(2)	(141)
Income from financial investments	321	220	101	301	20
(=) Interest on net debt	(830)	(573)	(258)	(610)	(220)
TRS RAIL3	(104)	—	(104)	(11)	(94)
TRS CSAN3	(14)	(52)	38	(126)	112
Other charges, monetary variations, fees and other[1]	(140)	(96)	(43)	113	(252)
(=) Other effects	(258)	(148)	(110)	(23)	(234)
Financial results	(1,088)	(721)	(368)	(634)	(455)

Notes: (1) Includes MtM effects relating to investment in equity stake in Vale in 4Q25.

The Company recorded a financial expense of R$1.1 billion in the quarter, an increase of R$455 million compared to 4Q25. This variation was mainly driven by: (i) the positive effect recorded in 4Q25 related to the mark-to-market of the remaining Vale position; (ii) impacts recognized in 1Q26 totaling R$304 million, associated with costs related to the prepayments of bonds and debentures — including premiums, interest acceleration, mark-to-market of hedges and foreign exchange variation; (iii) the preferred share structure of Cosan Dez, which began to affect the financial result, as disclosed in the previous quarter; and (iv) interest expenses related to the Total Return Swap (TRS) structure backed by Rumo shares.

It is important to highlight that the remaining Vale position and the Total Return Swap (TRS) structure referencing Cosan shares were fully unwound in January 2026. Hence, the impacts observed in the financial result during the period reflect residual and one-off effects associated with the closure of these positions.

A.4 Income Tax and Social Contribution

BRL mn	1Q26	1Q25	Change	4Q25	Change
Operating profit (loss) before taxes	(750)	(1,372)	622	(8,171)	7,421
Income and social contribution taxes - nominal rate (%)	*34.0%*	*34.0%*		*34.0%*	
Theoretical expense with income and social contribution taxes	255	467	(212)	2,778	(2,523)
Equity pickup	143	(260)	403	(2,442)	2,585
Other	(1,231)	(866)	(366)	(184)	(1,048)
Effective expense with income and social contribution taxes	(834)	(659)	(174)	153	(986)
Income and social contribution taxes - effective rate (%)	*-111.2%*	*-48.1%*		*1.9%*	
Expenses with income and social contribution taxes					
Current	(2)	—	(1)	(1)	(1)
Deferred	(832)	(659)	(173)	154	(986)

The quarter was marked by several non-cash effects related to the early settlement of debt, as mentioned in the previous section of this report, which resulted in a one-off negative impact of R$703 million in the Company's deferred income tax line.

cosan

A.5 Net Income

BRL mn	1Q26	1Q25	Change	4Q25	Change
Equity Pickup (MEP)[1]	420	(766)	1,186	(7,182)	7,602
General and administrative expenses	(46)	(59)	13	(88)	42
Other operation income (expenses)	(35)	174	(209)	(270)	234
Financial results	(1,088)	(721)	(368)	(634)	(455)
Income tax	(834)	(659)	(174)	153	(986)
Non-controlling shareholders	—	244	(244)	2,215	(2,215)
Net income (loss)	(1,583)	(1,788)	205	(5,803)	4,220

Notes: (1) Considers Raízen's results in the comparative periods.

In the period, Cosan reported a net loss of R$1.6 billion, R$0.2 billion lower compared to 1Q25. This positive variation reflects a combination of negative one-off effects in the quarter totaling R$1.0 billion, including: (i) improved portfolio performance, reflected in the equity pickup line; (ii) impacts on financial results related to the debt prepayments executed during the quarter; and (iii) effects on income tax and social contribution (non-cash), particularly in the deferred tax line, mainly associated with the realization of foreign exchange variation following the early settlement of foreign currency-denominated debt.

B. Capital Structure and Cash Flow - Cosan Corporate

B.1 Debt

BRL mn	Enterprise	1Q26	1Q25	Change	4Q25	Change
Cosan Corporate						
Debentures and Commercial Notes[1]	Cosan S.A.	12,490	12,653	(163)	13,030	(541)
Bonds (Senior Notes 2029, 2030 and 2031)	Offshore	—	6,349	(6,349)	5,925	(5,925)
Perpetual bonds	Offshore	2,643	2,907	(265)	2,786	(143)
Preferred shares Cosan Dez	Cosan S.A.	3,995	—	3,995	3,845	150
(-) MTM	Cosan S.A.	58	(220)	278	138	(80)
Expanded gross debt (ex-IFRS 16)		19,185	21,689	(2,503)	25,724	(6,538)
(-) Cash, cash equivalents and Marketable securities		(7,714)	(4,211)	(3,503)	(15,964)	8,250
Expanded Net debt		11,471	17,478	(6,007)	9,760	1,711

Notes: (1) Net amount of international capital markets debt structures; (2) Includes the preferred shares structure of Cosan Dez.

Expanded gross debt at the holding level totaled R$19.2 billion in 1Q26, a decrease of R$2.5 billion compared to the same period in 2025. Compared to the previous quarter, the reduction was even more significant, decreasing by R$6.5 billion. This positive variation reflects the prepayments announced at the beginning of the year of the 2029s, 2030s and 2031s Senior Notes, as well as the 1st series of the 4th issuance and the 6th issuance of debentures.

Additionally, at the end of the quarter, the Company held total cash and cash equivalents of R$7.7 billion, a reduction of R$8.2 billion compared to 4Q25, mainly due to the prepayments and their related effects.

As a result, expanded net debt totaled R$11.5 billion in 1Q26, an increase of 18% compared to the previous quarter, reflecting the absence of significant dividend inflows in the period, as well as one-off payments related to the early settlement of debt and derivatives at the beginning of the year. Compared to 1Q25, expanded net debt decreased by 34%, reflecting the cash inflow from Cosan's capitalization in the last quarter of 2025. As of 4Q25, Cosan Dez preferred shares are accounted for as debt due to the renegotiation carried out in December 2025. For comparability purposes, excluding this instrument, net debt would have decreased by 57% compared to 1Q25.

The average cost of debt closed the period at CDI + 1.15% p.a., 18 basis points higher than in 4Q25, reflecting (i) the change in the calculation methodology adopted in the last quarter of 2025, with the exclusion of the perpetual bond swapped cost, and (ii) the prepayment of the 2029 Senior Notes, which, when considered together with the swap contract, contributed with a cost below the holding's average cost of debt. Following the settlement of the prepayments announced in the quarter, the average debt maturity ended the period at 6.1 years.

The chart below presents the amortization schedule of the Company's debt principal as of March 31, 2026.


Amortization schedule[3]
(R$ mn)
Cosan Dez (pul)
Debts
7,714
3,094
2,310
3,998
1,333
2,665
3,223
1,333
1,890
2,442
1,333
1,109
242
242
500
2,610
Cash
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
Medium term
6.1 years
Average Cost
CDI+1.15%[2,3]

Average cost vs. (CDI+0.97% Dez/25) ▲ **CDI+1.15%**

DSCR (vs. 0.9x Dez/25) ▼ **0.4x**

Average term (vs.5.8 years dez/25) ▲ **6.1 years**

Grace period for amortizations until 2028.

Notes: (1) Includes only the principal amount of debt, excluding interest and mark-to-market (MTM) effects. Perpetual Notes are included in the 2036+ bucket, totaling R$2,610 million; (2) Includes all debt detailed in Cosan's 1Q26 Earnings Release, including Cosan Dez; (3) The average cost of debt presented from 4Q25 onwards includes the implied cost of Cosan Dez and excludes the cost of the perpetual bond interest rate swap.

B.2 Debt Service Coverage Ratio (DSCR)

Cosan Corporate - BRL mn	1Q26	1Q25	Change	4Q25	Change
Dividends and interest on capital received LTM[1]	1,141	4,891	(2,729)	2,572	(755)
Cosan Nove and Dez PNs	(440)	(1,461)	1,021	(1,117)	677
Net Dividends and Interest on Capital received LTM (a)	701	3,430	(2,729)	1,455	(755)
Net interest paid LTM[2,3] (b)	1,835	2,801	(966)	1,662	173
Debt Interest Coverage Ratio (c = a / b)	0.4x	1.2x	-0.8x	0.9x	-0.5x

Notes: (1) Reconciliation in the dividend statement in item B.3 Dividends; (2) Includes interest payments, debt-linked derivatives and bank derivatives expenses; (3) Net of cash income as of 1Q25.

Since 4Q23, we have disclosed the debt service coverage ratio for Cosan Corporate on a last twelve-month basis, calculated as:

• Net dividends/interest on equity received (LTM): dividends, interest on equity and capital reductions received, net of dividends paid to preferred shareholders, over the last twelve months; and
• Net interest paid (LTM): includes cash income, interest paid, and interest payments on derivatives over the last twelve months.

In 1Q26, the DSCR stood at 0.4x, a decrease of 0.5x compared to 4Q25, mainly driven by lower dividend inflows over the last twelve months, as the effects of Compass[4] capital reduction, which had previously contributed positively to the indicator, are no longer reflected in the LTM period.

[4]Transaction executed on February 27, 2025.

B.3 Redemption value of preferred shares

Aiming to facilitate understanding and enhance transparency, we present in the table below the updated redemption values of Cosan Nove's and Cosan Dez's preferred shares as of the end of 1Q26. The calculation is based on the initial investment amount, adjusted by a CDI + spread rate, net of dividends paid and any early redemptions to non-controlling preferred shareholders (for further details, see Note 5.7 – Financial Risk Management and Note 5.8 – Repurchase Obligation of Subsidiary Shares in the Company's financial statements as of March 31).

BRL mn	Initial redemption value	Update	Value redeemed[1]	Dividends paid	Updated redemption value[3]
Cosan Nove	4,115	1,473	(2,169)	(845)	2,574
Cosan Dec[2]	4,000	147	—	—	4,147

Notes: (1) On March 31, 2025, we redeemed a portion of the preferred shares issued by Cosan Nove S.A., subscribed by Itaú in December 2022, for a total amount of R$2.2 billion. Cosan's ownership in Cosan Nove increased to 87.27%; (2) Starting in 4Q25, Cosan Dez began to impact the Debt and Financial Results tables due to the put option clause set forth in the agreement; (3) As of March 31, 2026.

B.4 Dividends

The table below presents the reconciliation of dividends and interest on equity on a cash basis received by Cosan Corporate, detailed by investee, as well as the dividends paid by Cosan to its shareholders.

BRL mn	1Q26	1Q25	Change	1Q26 LTM	1Q25 LTM[1]	Change
Dividends and interest on capital received (a)	36	1,467	-98%	1,141	4,891	-77%
Raízen	—	46	n/a	—	46	n/a
Compass (Cosan Dez)	—	1,320	n/a	440	3,520	-88%
Rumo	—	—	n/a	456	52	n/a
Moove	—	—	n/a	—	639	n/a
Radar	—	14	n/a	197	231	-15%
Other	36	88	-59%	48	403	-88%
Dividends and interest on capital paid	—	(677)	n/a	(624)	(2,300)	-73%
For shareholders of Cosan S.A.	—	—	n/a	—	(839)	n/a
For Preferential shareholders (b)	—	(371)	n/a	(624)	(1,039)	-40%
Cosan Nove	—	(371)	n/a	—	(436)	n/a
Cosan Dez	—	—	n/a	(624)	(603)	3%
Preferred shareholders Capital reduction (c)	—	(306)	n/a	—	(422)	n/a
Net dividends received (d) = (a) - (b) - (c)	36	790	-95%	517	3,430	-85%

Note: (1) Includes effects of Compass's capital reduction.

B.5 Statement of Cash Flow

Cosan Corporate

BRL mn	1Q26	1Q25	Change	4Q25	Change
Sources	343	10,634	(10,292)	17,771	(17,429)
Dividends/IoC received[1]	36	1,467	(1,432)	479	(443)
Cash flow, net	275	274	1	219	56
Portfolio management: divestments	32	8,893	(8,861)	6,793	(6,761)
Portfolio management: capital raising	—	—	—	10,280	(10,280)
Uses	(1,966)	(3,527)	1,562	(5,207)	3,241
Interest and other financial expenses	(1,384)	(432)	(952)	(682)	(702)
General expenses and working capital	(306)	(211)	(95)	(34)	(273)
Portfolio management: acquisitions, investments & buybacks	(272)	(2,203)	1,931	(3,867)	3,595
Portfolio management: capex	(3)	(4)	—	(1)	(2)
preferential distribution	—	(677)	677	(624)	624
Managerial Cash generation/consumption	(1,623)	7,107	(8,730)	12,564	(14,187)
Liability management	(6,149)	(6,353)	203	—	(6,149)
Collections	—	2,443	(2,443)	—	—
Principal amortization	(6,149)	(8,796)	2,646	—	(6,149)
Foreign exchange variation and other cash effects	(194)	110	(305)	70	(265)
Non-debt derivatives	(283)	(982)	699	(123)	(159)
Excess/Cash consumption)	(8,250)	(117)	(8,132)	12,511	(20,761)
Cash, cash equivalents and Marketable securities, initial	15,964	4,328	11,636	3,453	12,511
Cash, cash equivalents and Marketable securities, final	7,714	4,211	3,503	15,964	(8,250)

Notes: (1) Includes effects of capital reduction in 1Q25.

The main cash flow movements in 1Q26 were concentrated in cash outflows, with emphasis on interest payments and financial expenses, mainly driven by the announced prepayments of the Senior Notes maturing in 2029, 2030 and 2031, as well as the 1st series of the 4th issuance and the 6th issuance of debentures, totaling R$1.4 billion.

Additionally, principal amortizations were carried out as part of the Company's liability management, amounting to R$6.1 billion.

Following these movements, Cosan ended the quarter with a cash position of R$7.7 billion.

C. Portfolio Performance

We present the results of controlled investees — Rumo, Compass, Moove and Radar — adjusted for non-recurring effects, when applicable.

	Rumo			Compass			Moove			Radar		
BRL mn	1Q26	1Q25	Δ	1Q26	1Q25	Δ	1Q26	1Q25	Δ	1Q26	1Q25	Δ
Adjusted EBITDA	1,745	1,635	7%	1,329	1,297	2%	236	232	1%	103	141	-27%
Net income (loss)	98	(97)	n/a	382	420	-9%	85	30	n/a	94	134	-30%

Notes: (1) EBITDA adjusted for non-recurring effects detailed on page 19 of this report, when applicable.

C.1 Rumo

Indicators	1Q26	1Q25	Change	4Q25	Change
Volume transported (mn RTK)	20,188	16,091	25%	22,852	-12%
North Operation	16,586	13,033	27%	18,523	-10%
South Operations	2,529	2,080	22%	3,203	-21%
Container	1,074	977	10%	1,125	-5%
Contribution margin (R$/'000 TKU)	118	133	-11%	99	19%
Adjusted EBITDA (BRL mn)	1,745	1,635	7%	1,793	-3%
Net income (loss) (BRL mn)	98	(97)	n/a	213	-54%
Investments[2] (BRL mn)	1,774	1,780	–%	1,463	21%
Leverage	2,1x	1,6x	0.5x	1,9x	0.2x

Notes: (1) EBITDA adjusted for one-off effects detailed on page 19 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A.

Rumo transported 20.2 billion RTK, an increase of 25% compared to 1Q25, mainly reflecting the strong performance of the Northern Operation. The result was supported by higher grain volumes. Additionally, growth in fertilizer, fuel and pulp volumes contributed to higher network utilization, reinforcing the dilution of operating costs.

In 1Q26, adjusted EBITDA totaled R$1.7 billion, up 7% compared to the same period of the previous year, mainly driven by the performance of the Northern Operation and dilution of fixed costs and expenses.

Investments totaled R$1.8 billion in the quarter, remaining broadly stable compared to 1Q25, in line with the execution schedule of ongoing projects. In this context, Rumo is approaching the completion and start-up of operations of the first phase of the Mato Grosso rail project, a strategic project aligned with the Company's expansion strategy.

Rumo's Financial Statements and Earnings Release are available at: ri.rumolog.com.

C.2 Compass

Indicators	1Q26	1Q25	Change	4Q25	Change
Volume of natural gas distributed (000' cbm)	1,252	1,238	1%	1,296	-3%
Comgás	998	989	1%	1,042	-4%
Other gas distributors	254	249	2%	254	–%
Marketing & Services	416	327	27%	437	-5%
EBITDA (BRL mn)	1,329	1,297	2%	1,115	19%
Gas distribution	1,057	964	10%	1,085	-3%
Marketing & Services	312	364	-14%	83	n/a
Net profit (BRL mn)	382	420	-9%	255	50%
Investments[1] (BRL mn)	400	366	9%	683	-41%
Leverage	2.2x	1.9x	0.4x	2.1x	0.1x

Notes: (1) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A. The guidance disclosed by Compass is based on accrual accounting.

In 1Q26, natural gas distributed volumes was 1% higher when compared to 1Q25, driven by (i) the residential segment, which grew 5%, supported by customer base expansion and milder temperatures; and (ii) the industrial segment, which increased by 1%, with highlights in the food and glass sectors. In Marketing & Services, volumes continued to expand in the free market segment.

Compass reported EBITDA of R$1.3 billion in the quarter (+2% compared to 1Q25), reflecting higher volumes, an improved mix in the distribution segment, and the expansion of Edge's on-grid volumes. Normalizing EBITDA in both periods to reflect the timing adjustment of early cargo shipments by Edge, 1Q26 would represent a 12% increase compared to 1Q25.

Investments totaled R$400 million in 1Q26, an increase of 9% compared to the same period of the previous year, primarily directed toward the expansion of distribution operations in line with regulatory plans.

Compass Financial Statements and Earnings Release are available at: compassbr.com.

C.3 Moove

Indicators	1Q26	1Q25	Change	4Q25	Change
Volume - lubricant sales[1] (000 m³)	157	143	10%	147	7%
Net sales revenue (BRL mn)	2,457	2,342	5%	2,280	8%
EBITDA[2] (BRL mn)	236	232	1%	292	-19%
EBITDA Margin (%)	*9.6 %*	*9.9 %*	*-0,3 p.p.*	*12.8 %*	*-3,2 p.p.*
Net profit (BRL mn)	85	30	n/a	83	2%
Investments (BRL mn)	27	46	-41%	48	-44%
Leverage	1.3x	2.3x	-1.0x	1.6x	-0.3x

Notes: (1) Considers volumes of lubricants and base oils sold; (2) Excludes non-recurring effects detailed on page 19 of this report, when applicable.

Moove reported EBITDA of R$236 million in 1Q26, slightly higher than in 1Q25, driven by growth in sales volumes compared to both 1Q25 and 4Q25, particularly in South America. In Brazil, the Company gained 2 percentage points of market share compared to 4Q25, reaching 16.4% according to IBP, we highlight the reduction of leverage to 1.3x in 1Q26 due to the Company's operating cash flow generation in the quarter, including the receipt of the final installment of insurance proceeds related to the Rio de Janeiro plant.

C.4 Radar

Statement of income for the fiscal year - BRL mn	1Q26	1Q25	Change	4Q25	Change
Net sales revenue	128	152	-16%	185	-31%
Cost of sales	—	(9)	n/a	(50)	n/a
Gross profit	128	143	-11%	135	-5%
Selling expenses	(23)	(22)	3%	(25)	-10%
Other operation income (expenses), net	(2)	(2)	8%	1,316	n/a
Financial results	9	14	-34%	14	-34%
Interest in earnings of investees	—	22	n/a	(21)	n/a
Income tax	(18)	(21)	-14%	(125)	-86%
Net profit	94	134	-30%	1,293	-93%
Financial results	(9)	(14)	-34%	(14)	-34%
Income tax	18	21	-14%	125	-86%
EBITDA	103	141	-27%	1,404	-93%
Investments	(1)	5	n/a	3	n/a

In the quarter, Radar's EBITDA totaled R$103 million, down 27% compared to 1Q25, primarily driven by lower TRS (Total Recoverable Sugar) and soybean prices, which impacted negatively lease revenues, as well as by the gain on the sale of an asset in 1Q25.

As of year-end 2025, land value was estimated at R$18.0 billion, based on a reassessment supported by technical reports, market data and quotations for potential transactions, of which approximately R$5.5 billion corresponds to Cosan's consolidated stake.

D. Attachments

Annex I - Relevant Topics

Below are the main topics disclosed up to the date of publication of this report.

Compass IPO Launch

In March 2026, Cosan informed the market that its subsidiary Compass filed with the Brazilian Securities and Exchange Commission (CVM) a request for registration of a secondary public offering of common shares (Initial Public Offering – "IPO") in Brazil. Concurrently, Compass requested the admission of its shares to the Novo Mercado listing segment of B3 S.A., subject to the applicable regulatory approvals. In May 2026, the market was informed that Compass successfully completed the pricing and settlement of the IPO, resulting in proceeds of approximately R$2.2 billion (R$2.1 billion net) to Cosan. The offering totaled 100,892,857 shares sold by Cosan and the other selling shareholders, amounting to R$2.8 billion. If the full placement of the supplementary shares is completed, the total offering amount may reach up to R$3.2 billion, with Cosan receiving up to R$2.5 billion. Additional information is available in the material facts disclosed by Cosan and Compass.

Raízen's Request for Extrajudicial Recovery

In March 2026, Cosan disclosed that its jointly controlled company Raízen had filed an extrajudicial reorganization request with the Court of São Paulo. As highlighted by the Company in its material fact, the transaction proposed by Raízen and certain subsidiaries has a limited scope, restricted to specific financial obligations of those entities, and does not involve the obligations, operations, capital structure or financial position of Cosan and its direct or indirect subsidiaries, including the Company. Further information is available in the material facts disclosed by Raízen.

Annex II - Financial Statements

Cosan Consolidated SA

Statement of income for the fiscal year - BRL mn	1Q26	1Q25	Change	4Q25	Change
Net sales revenue	9,029	9,663	-7%	9,614	-6%
Cost of sales	(5,953)	(6,792)	-12%	(6,633)	-10%
Gross profit	3,076	2,871	7%	2,981	3%
Selling expenses	(991)	(975)	2%	(1,162)	-15%
Other operation income (expenses), net	67	239	-72%	1,247	-95%
Other operation income (expenses)	235	524	-55%	1,741	-87%
Impairment loss	(168)	(286)	-41%	(494)	-66%
Financial results	(2,363)	(1,903)	24%	(1,905)	24%
Interest in earnings of investees	44	(1,120)	n/a	(7,831)	n/a
Income tax	(1,178)	(1,047)	13%	(187)	n/a
Results attributed to non-controlling shareholders	(238)	148	n/a	1,053	n/a
Net income (loss)	(1,583)	(1,788)	-11%	(5,803)	-73%

Balance sheet - BRL mn	1Q26	4Q25
Cash and cash equivalents	17,464	27,244
Marketable securities	3,861	2,588
Other current assets	10,580	10,256
Current assets	31,905	40,088
Marketable securities	77	404
Financial instruments and derivatives	2,003	1,956
Investments	1,768	1,782
Investment property	18,222	18,222
Property plant and equipment	27,950	26,796
Intangible assets	26,595	26,707
Other non-current assets	18,467	19,164
Non-current assets	95,084	95,030
Total assets	126,989	135,118
Loans and financing	3,705	3,919
Financial instruments and derivatives	1,695	1,909
Trade payable	3,812	4,079
Wages and salaries payable	517	772
Other current liabilities	7,339	4,870
Current liabilities	17,068	15,548
Loans and financing	54,796	60,308
Financial instruments and derivatives	650	771
Other non-current liabilities	25,085	27,480
Non-current liabilities	80,531	88,560
Total liabilities	97,599	104,108
Shareholders' equity	29,390	31,010
Total liabilities and shareholders' equity	126,989	135,118

Cash flow statement - BRL mn	1Q26	1Q25	Change	4Q25	Change
EBITDA	3,167	1,982	60%	(3,835)	n/a
Non-box effects / adjustment in the result	211	1,319	-84%	6,780	-97%
Change in assets and liabilities	(1,353)	(2,065)	-34%	(172)	n/a
Operating financial result	582	657	-11%	770	-24%
Operating cash flow (a)	2,607	1,893	38%	3,543	-26%
CAPEX	(2,298)	(2,285)	1%	(2,156)	7%
Dividends received	17	138	-88%	34	-50%
Other investments	(429)	7,621	n/a	(176)	n/a
Cash flow from investing (b)	(2,710)	5,474	n/a	(2,299)	18%
Funding	2,687	6,486	-59%	2,673	1%
Principal amortization	(7,760)	(11,516)	-33%	(540)	n/a
Dividends paid (d)	—	(415)	-100%	(889)	-100%
Interest payment	(1,628)	(1,271)	28%	(1,284)	27%
Lease payments under IFRS 16	(252)	(231)	9%	(252)	-%
Derivatives	(1,288)	63	n/a	(686)	88%
Other borrowings	(237)	(2,689)	-91%	13,493	n/a
Cash flow from financing (c)	(8,478)	(9,573)	-11%	12,514	n/a
Impact of foreign exchange variation and MtM of shares on cash and cash equivalents balances.	(253)	(94)	n/a	40	n/a
Net cash generated during the period	(8,833)	(2,300)	n/a	13,799	n/a
Free cash flow to equity (FCFE) (a+b+cd)	(8,580)	(1,791)	n/a	14,648	n/a

Annex III - Reported Segments

Cosan Corporate: reconciliation of the corporate structure, which comprises: (i) senior management and corporate teams, which incur G&A and other operating expenses (income), including pre-operating investments; (ii) equity income from underlying assets; and (iii) financial results attributable to cash and debt at the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), and offshore financing entities, among other expenses. As of March 31, 2026, the Cosan Corporate segment comprised the following entities and their main characteristics:



Cosan Corporate
Consolidation
Cosan S.A.
Cosan Dez
Cosan Nove
Offshores
Others
88.00%1
30.31%
70.00%
5.00%
39.06%
~30.00%
Compass
Rumo
Moove
Raízen
Radar
Cosan S.A. Parent Company
Operational companies
Intermediary holdings and other non-operating companies

(1) Pre-IPO participation.

Rumo: Brazil's largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. **Rumo ("RAIL3")** has been listed since 2015 in B3's Novo Mercado segment.

Compass: **Compass** was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has Comgás and Commit, which holds stakes in concessionaires in different states. The Marketing & Services portfolio, through the Edge brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.

Moove: Operates in the production, formulation, and distribution of lubricants, base oils, and specialty products, headquartered in Brazil and operating in 11 countries across South America, North America, and Europe. It distributes and sells products under the Mobil brand and various proprietary brands to different segments, including industrial, commercial, and passenger/cargo vehicles.

Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as along with the portfolio manager, represented by the JV with Nuveen, formed in March 2024. **Radar** is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential, encompassing around 303,000 hectares located in eight Brazilian states.

Results by segment: Cosan Consolidated

The table below presents 1Q26 results by business unit, as previously detailed, and on a consolidated basis. All information reflects the full consolidation of subsidiaries' results, regardless of Cosan's ownership interest, as the Company has control over these entities, except for Raízen (IFRS 10 – for further information, see Note 9.1 of the Financial Statements). It is important to clarify that Cosan Corporate represents a reconciliation composed of the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 17. The tables below reflect the complete set of information presented in the Company's Financial Statements. For purposes of EBITDA reconciliation and consolidation, "Adjustments and Eliminations" reflect the elimination of intercompany transactions among all businesses controlled by Cosan.

Results by business unit 1Q26	Cosan Corporate	Rumo	Compass	Moove	Radar	Eliminations	Cosan S.A.
Net sales revenue	—	3,282	3,164	2,457	128	(1)	9,029
Cost of sales	—	(1,832)	(2,306)	(1,816)	—	1	(5,953)
Gross profit	—	1,450	858	641	128	—	3,076
Selling expenses	—	(11)	(42)	(390)	—	—	(444)
General and administrative expenses	(46)	(165)	(193)	(120)	(23)	—	(547)
Other operation income (expenses), net	(35)	(58)	324	7	(2)	—	235
Impairment loss	—	(168)	—	—	—	—	(168)
Interest in earnings of investees	420	13	32	—	—	(421)	44
Depreciation and amortization	5	516	351	99	—	—	971
EBITDA	344	1,577	1,329	236	103	(421)	3,167
Depreciation and amortization	(5)	(516)	(351)	(99)	—	—	(971)
Financial results	(1,088)	(846)	(425)	(13)	9	—	(2,363)
Income tax	(834)	(117)	(171)	(38)	(18)	—	(1,178)
Results attributed to non-controlling shareholders	—	(89)	(78)	(25)	(65)	—	(238)
Net income (loss)	(1,583)	28	304	59	29	(421)	(1,583)

Annex IV – Reconciliation of EBITDA Adjustments

To ensure a normalized basis for comparison, we present below a description of non-recurring effects by business line, in addition to the adjustments already highlighted in the table, based on the following criteria:

EBITDA | 1Q26

1Q26 BRL mn	Cosan Corporate	Rumo	Compass	Moove	Radar	Eliminations	Cosan S.A.
Net income (loss)	(1,583)	28	304	59	29	(421)	(1,583)
Results attributed to non-controlling shareholders	—	69	78	25	65	—	238
Income tax	834	117	171	38	18	—	1,178
Financial results	1,088	846	425	13	(9)	—	2,363
Depreciation and amortization	5	516	351	99	—	—	971
EBITDA	344	1,577	1,329	236	103	(421)	3,167
Specific effects	—	168	—	—	—	—	168
Adjusted EBITDA	344	1,745	1,329	236	103	(421)	3,335

- **Rumo:**

Non-recurring effects: impairment provision of R$168 million related to the Southern network, with no cash impact.